SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of January 2000

                                  MIH LIMITED

                (Translation of registrant's name into English)

                                Abbot Building
                                 Mount Street
                                    Tortola
                                   Road Town
                            BRITISH VIRGIN ISLANDS

                   (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  x                                Form 40-F
                            ---                                         ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                         No  x
                      ---                                        ---


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                                 EXHIBIT LIST
                                 ------------

Exhibit                              Description
-------                              -----------

99.1                                 Company Announcement dated January 31,
                                     2000


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                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MIH LIMITED

                                            by
                                               /s/ Stephen F. Ward
                                               -----------------------
                                               Name:   Stephen F. Ward
                                               Title:  Chief Financial
                                                       Officer and Director

Dated:  January 31, 2000